Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
NII Holdings, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-205259 and 333-205665) on Forms S-8 and S-3, respectively, of NII Holdings, Inc. (the Company) of our reports dated March 9, 2017 with respect to the consolidated balance sheets as of December 31, 2016 and 2015 (Successor), and the related consolidated statements of comprehensive (loss) income, changes in stockholders’ equity, and cash flows for the year ended December 31, 2016 (Successor), for the six month periods ended December 31, 2015 (Successor) and June 30, 2015 (Predecessor) and for the year ended December 31, 2014 (Predecessor), and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10-K of the Company.
Our report dated March 9, 2017, on the effectiveness of internal control over financial reporting as of December 31, 2016, expresses our opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2016 because of the effect of a material weakness on the achievement of the objectives of the control criteria. A material weakness related to an ineffective tone at the top at Nextel Brazil which could result in management override of internal control over financial reporting and an ineffective information and communication process related to the identification of information necessary to account for leases, certain accrued liabilities and operating expenses resulting in ineffective process-level controls over the completeness and accuracy of data and assumptions used to support accounting analyses and reconciliations for the related accounts was identified.

Our report dated March 9, 2017, on the consolidated financial statements, contains an explanatory paragraph that states that the Company believes that if it cannot obtain waivers for the existing events of default under Nextel Brazil's equipment financing facility and for the applicable financial covenants it is required to meet as of the December 31, 2017 measurement date, modify the repayment terms on its loans, obtain suitable financing if and when it is required, or obtain access to a significant portion of certain escrowed funds as anticipated in its business plan, the Company’s results of operations and liquidity would be negatively impacted, and the Company may be unable to settle its obligations as they come due. The combination of these conditions continues to raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Our report dated March 9, 2017, on the consolidated financial statements, contains an explanatory paragraph that states that on June 26, 2015, the Company satisfied the conditions to emerge from Chapter 11 bankruptcy proceedings. Accordingly, the consolidated financial statements as of and for the year ended December 31, 2016 (Successor) and for the six month period ended June 30, 2015 (Successor) have been prepared in accordance with Accounting Standards Codification Topic 852, Reorganizations. The Company applied fresh-start reporting as of June 30, 2015 and recognized net assets at fair value, resulting in a lack of comparability with the consolidated financial statements of the Predecessor.

/s/ KPMG LLP
McLean, Virginia
March 9, 2017